Lufthansa

02 DEC -2 AM 8:36

Deutsche Lufthansa Aktiengesellschaft
D-50664 Köln

Ihre Zeichen / Your Ref.	Unsere Zeichen/Datum / Our Ref./Date	Telefon/Telefax / Telephone/Telefax
	CGN IR dg November 21, 2002	

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

U.S.A.

02060212

PROCESSED
DEC 0 9 2002
THOMSON
FINANCIAL

SUPPL

Deutsche Lufthansa AG
Rule 12g3-2(b) File No. 82-4691

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Deutsche Lufthansa AG (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,
Deutsche Lufthansa Aktiengesellschaft
Vice President Investor Relations

U. Schlosser

Ulrike Schlosser

dlw 12/4

Enclosures

Gesellschaftsrechtliche Angaben,
Anschrift und weitere Informationen
auf der Rückseite.
For corporate details, address
and further information please turn over.

Deutsche Lufthansa Aktiengesellschaft
Von-Gablenz-Str. 2-6

Briefsendungen: 50664 Köln
Paketsendungen: 50679 Köln

Mitglied der IATA/Member of IATA
Telefon/Telephone (02 21) 826-0
Telex 8 873 531
Telefax (02 21) 8 26 38 18
Teletex 2 21 40 34
Telegramme/Telegrams Lufthansa Köln

Commerzbank AG Köln
Kto. Nr. 1800002
BLZ 370 400 44
SWIFT-address COBA DE DD 370
Deutsche Bank AG Köln
Kto. Nr. 106/1415
BLZ 370 700 60
SWIFT-address DEUT DE DK
Dresdner Bank AG Köln
Kto. Nr. 9809144
BLZ 370 800 40
SWIFT-address DRES DE FF 370
WestLB Köln
Kto. Nr. 4931465
BLZ 370 500 00
SWIFT-address WELA DE 3K

USt.-ID-Nr. DE 122 652 565

Sitz der Gesellschaft/Corporate Headquarters:
Deutsche Lufthansa Aktiengesellschaft, Köln
Registereintragung/Registration:
Amtsgericht Köln HRB 2168.

Vorsitzender des Aufsichtsrats/
Chairman of the Supervisory Board:
Dr. Klaus G. Schlede

Vorstand/Executive Board:
Dipl.-Ing. Dr.-Ing. E.h. Jürgen Weber (Vorsitzender/Chairman),
Wolfgang Mayrhuber (stellv. Vorsitzender/Vice Chairman),

406404 U-02 (CGN CJ/K) 049/39 Printed in the Federal Republic of Germany

ISSUER	FILE NO.
Deutsche Lufthansa AG	82- 4691

02 DEC -2 AM 8:36

This will advise that the issuer has been added to the list of those foreign private issuers that claim exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Please be further advised that in order to continue to claim this exemption, the issuer must furnish to the Commission, on a timely basis, all information required by Rule 12g3-2(b). This includes all relevant documents since the date of your initial submission. The burden of furnishing such information rests with the issuer, even if it delegates that responsibility to another, and the staff will look to the issuer for compliance. If the issuer is a member of an affiliated or control group which normally prepares reports, press releases, etc., in a single document, a separate report must be submitted for each issuer that claims an exemption under the rule because separate files are maintained for each issuer.

ALL FUTURE SUBMISSIONS MUST PROMINENTLY INDICATE THE EXEMPTION NUMBER IN THE UPPER RIGHT HAND CORNER OF EACH UNBOUND PAGE AND THE FIRST PAGE OF EACH BOUND DOCUMENT PURSUANT TO THE IDENTIFICATION PROVISIONS OF THE RULE. FAILURE TO SO INDICATE WILL RESULT IN THE SUBMISSION BEING RETURNED TO THE SENDER AND THE SUBMISSION NOT BEING RECORDED, RESULTING IN POSSIBLE LOSS OF THE EXEMPTION.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Official Business
Penalty for Private Use, $300
Return After Five Days

WASHINGTON DC

Stephan Hutter, Esq.
Shearman & Sterling
599 Lexington Ave.
New York, NY 10022-6069

wif085 4 wi 189 dpa-afxp 085

Pflichtmitteilung/Deutschland/Flugzeugbau/Raumfahrtindustrie/
DGAP-Ad hoc: Deutsche **Lufthansa** AG english=

Lufthansa achieves operating profit of 790 million euros
Ad-hoc-announcement transmitted by DGAP.
The issuer is solely responsible for the content of this announcement.

----------- **Lufthansa** achieves operating profit of 790 million euros and outstrips last year's result by 500 million euros The **Lufthansa** Group has posted an operating result of 790 million euros for the first nine months of 2002. That represents an increase of 500 million euros over the same period last year and exceeds all expectations. The net profit for the first three quarters of 2002 improved by 279 million euros to 344 million euros. The Group also further reduced its indebtedness by 1.7 billion euros to 2.1 billion euros compared to 31 December 2001. More information will be given at a Press Conference beginning at 10.00 h (CET) on 6 November and will be posted simultaneously on the Internet at http://www.**lufthansa**-financials.com Deutsche **Lufthansa** AG, Investor Relations Ulrike Schlosser, Tel +49 69 696 6470 or 90997, Fax +49 69 696 90990 E-mail: investor.relations@dlh.de November 6, 2002 end of ad-hoc-announcement (c)DGAP 06.11.2002

----------- WKN: 823212; ISIN: DE0008232125; Index: DAX Listed: Amtlicher Markt in Berlin, Bremen, Düsseldorf, Frankfurt, Hamburg, Hannover, München und Stuttgart; Eurex

060830 Nov 02

Investor Info
October 2002
including traffic figures

Change in capacity utilisation in October compared with previous year


80
75
70
% 65
60
55
50
2002
2001
PassengerLF
CargoLF
GroupLF

Important:
Due to the transfer of European services to Eurowings the passenger traffic figures are not fully comparable with those of the previous year.

Note:
The Group results for the period January-September 2002 are available on the Internet at www.lufthansa-financials.com

Deutsche Lufthansa AG
Investor Relations
Tel. +49 221 826-2444, Fax -2286
Tel. +49 69 696-90997, Fax -90990
E- Mail:
investor.relations@ dlh.de
Internet:
www.lufthansa-financials.com

November 11, 2002

Lufthansa

Passenger numbers remain steady at over 4 million
Lufthansa and Lufthansa CityLine carried 4.1 million passengers last month. This represents an increase of 9 per cent over the previous October, which was severely impacted by the aftermath of the September 11 terrorist attacks. Compared to October 2000 the number of carried passengers declined by 5.5 per cent than this year. Although available capacity in October 2002 was only slightly up (+ 1.5 per cent) on the previous year, sales soared by 15.9 per cent, boosting the passenger load factor to 74.6 per cent, an increase of 9.2 percentage points over the prior year. There were clear signs of recovery in the intercontinental traffic regions, which reported double-digit growth compared to October 2001, both in terms of passenger numbers and sales. In the Americas and Asia/Pacific regions the passenger count edged back up to October 2000 levels, in Asia/Pacific even exceeding them. Weak economic activity caused Lufthansa Cargo's performance to decline by 2.6 per cent to 145,000 tonnes. Asia/Pacific was the only region to report significant growth. Prudent capacity planning also enabled Lufthansa Cargo to improve its load factor by 0.7 percentage points to 66.6 per cent.
The Group's overall load factor rose by 4.9 percentage points to 70.8 per cent.

Insurance programme replaces state guarantee
From 1 December, the German insurance company Allianz will provide aviation liability coverage for Lufthansa, replacing the state guarantee by the federal government. Lufthansa's insurance cover, including third-party war risks and terrorism, will then be provided solely by a private insurer. The new policy will supplement the existing basic insurance cover which provides third-party liability insurance up to US$50 million. In addition, the Allianz solution will cover damage up to a ceiling of US$1 billion. The cost of the premiums on a per-passenger basis is US$2.062.

First e-mail direct from a scheduled Lufthansa flight
Lufthansa's inflight broadband Internet connection project is making good progress. At the beginning of November the first e-mail was transmitted via broadband Internet connection from the Boeing 747 "Sachsen-Anhalt" on a flight from Frankfurt to Washington. After further test runs the public test for all passengers will begin on 15 January 2003. The service will be available free of charge.

EU approves DHL takeover and LH/UA/SAS alliance
On 22 October the EU Commission approved the acquisition of Lufthansa Cargo's 25 per cent stake in DHL, the world's leading air express company, by Deutsche Post World Net. The Group will thus accrue book profits of €400 million and improve its cash position by €550. The transaction is due to be completed in December. On 29 October the EU Commission approved the transatlantic alliance between Lufthansa, SAS and United Airlines.

Traffic figures October 2002

Lufthansa Passenger Business Group*	**October**	**Yoy (%)**	**cumulative**	**Yoy (%)**
Passengers in 1,000	4,098	+ 9.0	37,161	-6.1
Available seat-kilometers (mio)	10,843	+ 1.5	100,436	-7.7
Revenue pax-kilometers (mio)	8,088	+ 15.9	75,182	-4.2
Passenger load-factor (%)	74.6	+ 9.2P.	74.9	+ 2.7P.
Number of Flights	44,652	0.0	412,328	-6.2
Lufthansa Cargo AG	**October**	**Yoy (%)**	**cumulative**	**Yoy (%)**
Cargo/mail in 1,000 tonnes	145	- 2.6	1,352	-2.1
Available Cargo tonne-km (mio)	998	+ 4.6	8,939	-6.3
Revenue Cargo tonne-km (mio)	664	+ 5.7	5,939	+ 0.7
Cargo load-factor (%)	66.6	+ 0.7P.	66.4	+ 4.6P.
Number of Flights	2,229	0.0	19,864	-10.0
Lufthansa Group	**October**	**Yoy (%)**	**cumulative**	**Yoy (%)**
Available tonne-km (mio)	2,090	+ 3.4	19,006	-7.0
Revenue tonne-km (mio)	1,479	+ 11.1	13,513	-2.1
Overall load factor (%)	70.8	+ 4.9P.	71.1	+ 3.6P.
Number of Flights	46,881	0.0	432,192	-6.4
Traffic regions Europe (incl. Germany)	**October**	**Yoy (%)**	**cumulative**	**Yoy (%)**
Passengers in 1,000	3,223	+ 5.5	29,096	- 7.4
Available seat-kilometers (mio)	3,347	- 5.5	31,078	- 9.1
Revenue pax-kilometers (mio)	2,142	+ 5.4	19,731	- 6.7
Passenger load-factor (%)	64.0	+ 6.6P.	63.5	+ 1.6P.
Cargo/mail in 1,000 tonnes	62	- 9.3	599	- 4.9
Available Cargo tonne-km (mio)	107	- 11.5	972	- 14.7
Revenue Cargo tonne-km (mio)	40	- 13.6	374	- 8.3
Cargo load-factor (%)	37.4	- 1.0P.	38.5	+ 2.7P.
America (North and South)	**October**	**Yoy (%)**	**cumulative**	**Yoy (%)**
Passengers in 1,000	476	+ 29.2	4,301	- 6.2
Available seat-kilometers (mio)	4,197	+ 6.8	37,700	- 12.6
Revenue pax-kilometers (mio)	3,306	+ 24.6	30,265	- 8.0
Passenger load-factor (%)	78.8	+ 11.3P.	80.3	+ 4.1P.
Cargo/mail in 1,000 tonnes	37	- 4.0	336	- 8.0
Available Cargo tonne-km (mio)	374	+ 5.2	3,289	- 10.1
Revenue Cargo tonne-km (mio)	253	+ 5.1	2,247	- 4.7
Cargo load-factor (%)	67.6	+ 0.0P.	68.3	+ 3.9P.
Asia/Pacific	**October**	**Yoy (%)**	**cumulative**	**Yoy (%)**
Passengers in 1,000	269	+ 15.4	2,518	+ 5.6
Available seat-kilometers (mio)	2,577	+ 2.4	24,314	- 0.4
Revenue pax-kilometers (mio)	2,105	+ 14.1	19,810	+ 2.3
Passenger load-factor (%)	81.7	+ 8.4P.	81.5	+ 2.2P.
Cargo/mail in 1,000 tonnes	38	+ 14.7	337	+ 11.7
Available Cargo tonne-km (mio)	447	+ 10.3	3,982	- 1.0
Revenue Cargo tonne-km (mio)	328	+ 11.2	2,901	+ 7.5
Cargo load-factor (%)	73.4	+ 0.6P.	72.8	+ 5.7P.
Middle East and Africa	**October**	**Yoy (%)**	**cumulative**	**Yoy (%)**
Passengers in 1,000	123	+ 24.0	1,195	+ 4.5
Available seat-kilometers (mio)	712	+ 4.3	7,229	+ 4.4
Revenue pax-kilometers (mio)	527	+ 18.8	5,296	+ 5.4
Passenger load-factor (%)	74.1	+ 9.1P.	73.3	+ 0.7P.
Cargo/mail in 1,000 tonnes	8	- 10.4	79	- 5.1
Available Cargo tonne-km (mio)	69	- 3.8	696	- 2.7
Revenue Cargo tonne-km (mio)	43	- 7.4	417	- 3.4
Cargo load-factor (%)	62.4	- 2.4P.	59.9	- 0.4P.

*Deutsche Lufthansa AG and Lufthansa CityLine GmbH

Publication

pursuant to section 6 of the Aviation Compliance Documenting Act, section 44 (1) 3 of the German Stock Exchange Act and section 70 of the German Stock Exchange Listung Regulation.

As at September 30, 2002 the ownership structure of Deutsche Lufthansa AG by nationality was as follows:

Germany	71.0 %
United Kingdom	7.5 %
Luxembourg	7.2 %
United States	6.8 %
Switzerland	2.6 %
Belgium	2.0 %
Other	2.9 %

The conditions for maintaining the Company's licences and rights under aviation laws and agreements are met.

Cologne October 4, 2002

Deutsche Lufthansa Aktiengesellschaft
The Executive Board

Lufthansa

Group Report January to September 2002

02 DEC -2 AM 8:

Revenue
€m


12,641
12,314
Jan–Sep 2002
Jan–Sep 2001

Operating result
€m


+790
+290
Jan–Sep 2002
Jan–Sep 2001

Dear Shareholder,

In the third quarter of 2002 Lufthansa was able to continue the positive trend recorded in the first half of this year. The operating result for the first nine months of 2002 totalled €790m, which was €500m better than last year. The Group also further reduced its indebtedness. We resolutely persisted with the measures aimed at curbing investment and cutting costs. In addition, the astute capacity and price adjustment policy adopted by the Group's airlines led to higher load factors. This also significantly boosted the net profit for the period. These figures provide powerful proof that we are pursuing the right strategy.

The Group of consolidated companies is the same as it was at the end of 2001. It differs, however, from the three-quarter stage last year: the Catering and MRO segments have been enlarged by the inclusion of additional companies, while the GlobeGround group no longer forms part of the consolidated accounts.

Course of business

The global economic outlook again deteriorated markedly in the third quarter vis-à-vis the preceding months. In the context of a looming military conflict with Iraq, rising oil prices and plummeting share prices, the propensity both to invest and to consume has waned further worldwide. The momentum generated by the US upturn at the start of 2002 has not been maintained, while the economic recovery predicted for Europe this year has so far failed to materialise. In Germany, too, the hopes that business activity would pick up have not been met. The professional forecasters keep on revising their projections downwards. The prevailing sentiment is one of pessimism. This unfavourable environment affected Lufthansa's course of business as the recovery of demand for airline services was slower than expected.

Load factors improved further

The business policy of our airlines in the third quarter was characterised by careful capacity expansion. Between January and September 2002 our available capacity was still 8.2 per cent less than during the same period last year. The amount sold reached 12.0 billion tonne-kilometres; this was only 3.5 per cent below the corresponding 2001 figure. The load factor improved by 3.4 percentage points to 71.1 per cent. This was merely 0.8 percentage points less than the record level achieved in 2000. The number of passengers carried during the period under review fell by 7.7 per cent to

33.1 million, yet the passenger load factor rose by 2.0 percentage points to 74.9 per cent because of the curtailed supply. Lufthansa Cargo reduced its output by 7.5 per cent and consequently succeeded in raising the cargo load factor by 5.0 percentage points to 66.4 per cent.

Revenue up by 2.7 per cent

Traffic revenue declined during the period under review by 3.7 per cent to €9.1bn. By contrast, other revenue increased by 23.6 per cent to €3.5bn. The expansion of the group of consolidated companies accounted for 27.5 per cent of this growth. Consequently, overall revenue grew by 2.7 per cent to €12.6bn. The share of traffic revenue in this total came to 72.1 per cent. The Catering segment generated revenue of €2.0bn. Owing to the first-time consolidation of Sky Chefs USA, this was 58.3 per cent or €737m higher than in the first nine months of 2001. The revenue of Lufthansa Technik, too, increased by 8.3 per cent to €1.0 bn by virtue of the expanded consolidated group compared with last year. Other operating income includes the payment of the second tranche from the disposal of the GlobeGround group, which made up a book profit of €74m. A further €43m represents the compensation payment from the German government for the losses caused by the closure of US airspace following 11 September.

Capacity-related costs down

Total operating expenses amounted to €12.5bn, which was 0.8 per cent less than last year's three-quarter figure. This success is due to the strict cost management pursued by all the Group's companies. Staff costs went up by 8.2 per cent due to the expansion of the group of consolidated companies. Adjusted for this effect, labour expenses would have fallen by 1.7 per cent. Depreciation and amortisation charges increased by 1.9 per cent. The outlay on fuel showed a favourable trend; it totalled €967m, a year-on-year drop of 22.9 per cent. This drop breaks down as follows: smaller consumption (–7.2 percentage points), lower prices including the price-hedging result (–12.7 percentage points) and the favourable exchange rate (–3.0 percentage points). Although our airlines cut back their output by 8.2 per cent, fees and charges decreased by only 5.0 per cent. The profit from operating activities consequently doubled to €972m.

Positive net result

The financial result worsened by €82m compared with the 2001 figure to –€322m. This was caused mainly by a fall of €77m in income from subsidiaries, joint ventures and associates. In turn this was chiefly attributable to Thomas

Cook AG, which recorded a decrease of €63m in its segment result. The negative interest result widened by 9.8 per cent to −€292m, largely owing to higher indebtedness and the first-time consolidation of the LSG Sky Chefs group USA. The profit from ordinary activities improved by €404m to €650. After taxes this leaves a positive net result of €344m (2001: €65m).

The operational net cash flow totalled €1.9bn. This was 55.5 per cent above last year's comparable figure. In line with the agreed measures of cost control, the Group's capital expenditure was far below the customary level; it amounted to €662m (2001: €2.9bn). Purchases of and advance payments for aircraft accounted for €415m of this sum. This asset formation was funded in full from the internally generated cash flow. The portion of the cash flow not needed for investment was allocated to reducing the Group's net indebtedness: compared with the position at 31 December 2001 net debt was slashed by €1.7bn to €2.1bn. As a result, the ratio of net indebtedness to shareholders' equity (gearing) was brought back down to within the desired range much faster than expected: it was trimmed from 109.0 per cent (end-2001) to now 51.6 per cent.

Other events
At its meeting on 18 September the Supervisory Board approved the procurement of ten Airbus A330-300 aircraft. They are due to be delivered from 2004.

On 22 October the European Commission approved the acquisition of Lufthansa Cargo's 25 per cent equity interest in DHL by Deutsche Post World Net AG. Lufthansa will derive a capital gain of around €400m from this transaction. The deal is scheduled for conclusion in December. On 29 October the alliance between Lufthansa, Scandinavian Airlines System (SAS) and United Airlines received official approval from the EU competition authority.

In September 2002 the US District Court of North Carolina allowed a class action with more than 30,000 US travel agencies as plaintiffs against 13 US airlines and 4 non-American airlines, including Lufthansa, regarding an alleged anti-competitive collusion in connection with a reduction of commission payments in the years 1997 to 2002. Lufthansa is not aware of any breach of anti-trust laws, it benefits together with its Alliance partner, United Airlines, from an "antitrust immunity" issued by the US authorities and considers the asserted class action without merits.

At the start of October Lufthansa's stake in British Midland (bmi) rose to 30 per cent less one share after a contractually agreed put option was exercised.

At the end of October the German government prolonged for the last time its state guarantees for German airlines in respect of liability for third-party damages until the end of December 2002. This safeguards the transition to a private-sector insurance solution as from 1 January 2003.

Outlook

The chances that the world economy will pick up speed before the end of the current year are rated as very small by expert analysts. The leading indicators signal a downturn for the OECD members USA and the states of the Eurozone. Our domestic market Germany, in particular, is trailing behind the average trend. The OECD has already toned down its forecasts for 2003, too.

A pronounced decline in business travel, especially in Germany, has been evident since the beginning of October in consequence of the general economic development. The resulting deterioration of the passenger mix will have a negative effect on the yield and thus on the revenue from passenger business. Against this background we are prepared to cut back capacity at short notice, which we have expanded in the winter timetable.

On the cost side, the alarmingly high pay claims submitted by the trade unions in the current round of negotiations create an additional risk. After last year's pay claims of the pilots' union these wage demands are by far the highest raised in Germany for many years. They are justified neither by the business environment of the airline industry nor the macroeconomic trend and Lufthansa's current situation. They represent a major risk for the company.

Irrespective of this, however, we now do not believe that we can keep up the positive trend of the first nine months for the rest of the year. The operating result for 2002 as a whole will probably lie between €700m and €750m excluding the special effects resulting from the collective pay negotiations.

The net result will be significantly higher than after nine months owing to the book profit from the sale of the DHL share package. We anticipate a net profit for 2002 of between €600m and €650m.

Consolidated Income Statement
€m

	Jan–Sep **2002**	Jan–Sep 2001	Change in per cent
Traffic revenue	**9,108**	9,455	-3.7
- of which Passenger Business	7,435	7,699	-3.4
- of which Logistics	1,673	1,756	-4.7
Other revenue	**3,533**	2,859	23.6
- of which MRO*	1,041	961	8.3
- of which Catering*	2,002	1,265	58.3
Revenue	**12,641**	12,314	2.7
Other operating income/changes in inventories and work performed by the enterprise and capitalised	828	772	7.3
Total operating income	**13,469**	13,086	2.9
Cost of materials	5,287	5,765	-8.3
- of which fuel	967	1,254	-22.9
- of which fees and charges	1,689	1,778	-5.0
Staff costs	3,298	3,049	8.2
Depreciation and amortisation	889	872	1.9
Other operating expenses	3,023	2,914	3.7
Total operating expenses	**12,497**	12,600	-0.8
Profit from operating activities	**972**	486	100.0
Operating result	**790**	290	172.4
Income from subsidiaries, joint ventures and associates	-40	37	-
Net interest including other financial items	-282	-277	-1.8
Financial result	**-322**	-240	-34.2
Profit from ordinary activities	**650**	246	164.2
Other Taxes	-36	-37	2.7
Profit before income taxes	**614**	209	193.8
Income taxes	-268	-136	-97.1
Minority interests	-2	-8	75.0
Net profit for the period	**344**	65	429.2
EBITDA	1,846	1,416	30.4
Earnings per share	**€ 0,90**	€ 0,17	429.4

*Figures not comparable due to changes in the group of consolidated companies.

Consolidated Balance Sheet as of 30 September 2002

€m

Assets	30 September 2002	31 December 2001	30 September 2001
Intangible assets	1,765	1,910	2,374
Aircraft and spare engines	7,263	7,552	7,458
Other tangible assets	1,245	1,351	1,221
Investments accounted for under the equity method	1,097	1,276	1,263
Other financial assets	820	797	1,075
Fixed assets	**12,190**	**12,886**	**13,391**
Repairable aircraft spare parts	**360**	**358**	**352**
Inventories	356	384	292
Trade receivables	2,035	1,747	1,948
Other receivables and other assets	1,709	1,301	1,521
Securities	496	6	7
Cash and cash equivalents	2,363	1,177	276
Current assets	**6,959**	**4,615**	**4,044**
Income tax assets	**250**	**262**	**208**
Prepaid expenses	**105**	**85**	**59**
Total assets	**19,864**	**18,206**	**18,054**

Shareholders' equity and liabilities	30 September 2002	31 December 2001	30 September 2001
Issued capital	977	977	977
Capital reserve	809	681	681
Fair value reserves	254	175	0
Retained earnings	1,687	2,298	2,541
Net profit/loss for the period	344	-633	65
Shareholders' equity	**4,071**	**3,498**	**4,264**
Minority interests	**33**	**30**	**37**
Retirement benefit obligations	3,921	3,701	3,573
Provisions for income taxes	439	167	415
Other provisions and accruals	2,930	2,996	2,328
Provisions and accruals	**7,290**	**6,863**	**6,315**
Long-term borrowings	4,959	4,995	4,059
Trade payables	1,259	1,126	1,243
Other liabilities	1,847	1,352	1,850
Liabilities	**8,065**	**7,473**	**7,152**
Deferred income	**405**	**341**	**285**
Total shareholder's equity and liabilities	**19,864**	**18,206**	**18,054**

-7

Segment information

€m

Segment/ Company	Total revenue Jan–Sep 2002	Total revenue 2001	External revenue Jan–Sep 2002	External revenue 2001	of which traffic revenue Jan–Sep 2002	of which traffic revenue 2001	Expenses Jan–Sep 2002	Expenses 2001	Cost of materials Jan–Sep 2002	Cost of materials 2001
Passenger Business*	7,988	8,257	7,675	7,907	7,435	7,699	8,007	8,795	3804	4,378
Logistics	1,703	1,776	1,693	1,772	1,673	1,756	1,744	1,828	1056	1,182
MRO**	1,942	1,971	1,041	961	–	–	1,902	1,938	1028	1,152
Catering**	2,336	1,612	2,002	1,265	–	–	2,458	1,666	934	690
Leisure Travel**	–	–	–	–	–	–	–	–	–	–
IT Services	347	339	111	90	–	–	330	331	22	23
Service and Financial Companies***	120	326	119	319	–	–	136	349	48	93
Total of segments	14,436	14,281	12,641	12,314	9,108	9,455	14,577	14,907	6892	7,518
Reconciliation****	–1,795	–1,967	–	–	–	–	–2,080	–2,307	–1605	–1,753
Group	12,641	12,314	12,641	12,314	9,108	9,455	12,497	12,600	5287	5,765

Continuation... Segment/ Company	Staff costs Jan–Sep 2002	Staff costs 2001	Depreciation and amortisation Jan–Sep 2002	Depreciation and amortisation 2001	Segment results Jan–Sep 2002	Segment results 2001	of which from investments accounted for under the equity method Jan–Sep 2002	of which from investments accounted for under the equity method 2001	Capital expenditure Jan–Sep 2002	Capital expenditure 2001
Passenger Business*	1,420	1,475	564	603	661	244	–23	4	451	992
Logistics	241	244	86	87	78	6	1	0	6	122
MRO**	539	459	54	44	133	117	2	9	32	33
Catering**	961	640	157	81	–9	–9	5	–5	69	1,403
Leisure Travel**	–	–	–	–	–94	–31	–94	–31	–	–
IT Services	104	98	21	25	26	13	–	–	22	24
Service and Financial Companies***	35	150	8	39	181	152	33	–	40	240
Total of segments	3,300	3,066	890	879	976	492	–76	–23	620	2,814
Reconciliation****	–2	–17	–1	–7	–4	–6	76	23	42	59
Group	3,298	3,049	889	872	972	486	–	–	662	2,873

*Following the changeover to reporting Deutsche Lufthansa AG and Lufthansa CityLine GmbH as a consolidated sub-group, the 2001 figures have been similarly re-computed. Hence no direct comparison is possible with the figures published in the Group Report for January–September 2001.

**Figures only partly comparable due to changes in the group of consolidated companies.

***The 2001 figures contain the GlobeGround group, which was previously allocated to the business segment Ground Services. Following the sale of that group, from July 2001 up to 1 July 2002 the result of GlobeGround GmbH is contained at equity under that of Lufthansa Commercial Holding.

****The reconciliation includes consolidation effects and amounts resulting from the different interpretation of contents of segment items in comparison to the associated Group items.

Geographical segment information

€m

Region	Traffic revenue* Jan–Sep 2002	2001	Other operating revenue Jan–Sep 2002	2001	Total revenue Jan–Sep 2002	2001
Europe	6,207	*6,017*	1,230	*1,206*	7,437	*7,223*
North America	1,133	*1,040*	1,519	*1,005*	2,652	*2,045*
Central and South America	220	*282*	109	*67*	329	*349*
Asia/Pacific	1,246	*1,245*	383	*337*	1,629	*1,582*
Middle East	126	*326*	219	*176*	345	*502*
Africa	176	*178*	73	*66*	249	*244*
Others	–	*367*	0	*2*	0	*369*
Total of segments	9,108	*9,455*	3,533	*2,859*	12,641	*12,314*

*The allocation to regions is based on the original place of sale.

Cash flow, capital expenditure, indebtedness, number of employees

		Jan–Sep 2002	2001	Change in per cent
Cash flow	€m	**1,871**	*1,203*	55.5
Capital expenditure	€m	**662**	*2,873*	-77.0
Indebtedness				
gross	€m	**4,959**	*4,059*	22.2
net	€m	**2,100**	*3,776*	-44.4
Average number of employees		**90,704**	*83,447*	8.7

Cash flow statement

€m

	Jan–Sep 2002	2001	Change in per cent
Cash and cash equivalents at beginning of period	**378**	*386*	-2.1
Cash flows from operating activities	**1,871**	*1,203*	55.5
Cash outflows for investing activities	**-584**	*-1,428*	59.1
Cash inflows/outflows from financing activities	**-25**	*115*	–
Net increase/decrease in cash and cash equivalents	**1,262**	*-110*	–
Cash and cash equivalents at end of period	**1,640**	*276*	594.2

Traffic figures of the Lufthansa Group's airlines

		Jan–Sep 2002	2001	Change in per cent
Passengers carried	thousand	**33,067**	*35,831*	-7.7
Passenger load factor	per cent	**74.9**	*72.9*	2.0 p.
Cargo	thousand tonnes	**1,206**	*1,231*	-2.0
Cargo load factor	per cent	**66.4**	*61.4*	5.0 p.
Available tonne-kilometres	million	**16,918**	*18,423*	-8.2
Revenue tonne-kilometres	million	**12,034**	*12,474*	-3.5
Overall load factor	per cent	**71.1**	*67.7*	3.4 p.
Number of flights		**385,591**	*414,954*	-7.1

The Fleet

	30 Sep 2002	30 Jun 2002	31 Mar 2001
Fleet of Deutsche Lufthansa AG			
Airbus A300	14	14	14
Airbus A310	6	6	5
Airbus A319	20	20	20
Airbus A320	36	36	36
Airbus A321	26	26	26
Airbus A340	34	34	34
Boeing 737	73	73	73
Boeing 747	34	35	35
Total	243	244	243
Fleet of Lufthansa CityLine GmbH			
Fokker 50*	10	10	11
Canadair Jet	53	52	50
Avro RJ85	18	18	18
Total	81	80	79
Fleet of Lufthansa Cargo AG			
Boeing 747F/SF	8	8	8
Boeing MD-11F	14	14	14
Total	22	22	22
Fleet of Lufthansa Group total	**346**	346	344
of which			
– own aircraft**	271	270	269
– Finance Lease**	67	68	67
– Operating Lease	8	8	8

*leased to Contact Air
**As from 1 January 2002 acquisitions under lease-purchase agreements are shown under the heading Finance Lease.

10

Segment Passenger Business

Lufthansa Passenger Business Group*

		Jan–Sep **2002**	2001
Passengers carried	thousand	33,067	*35,831*
Available seat-kilometres	million	89,615	*98,107*
Revenue passenger-kilometres	million	67,096	*71,534*
Passenger load factor	per cent	74.9	*72.9*
Revenue	€m	7,988	*8,257*
Segment result	€m	661	*244*
– of which from investments accounted for under the equity method	€m	– 23	*4*
Average number of employees		33,815	*33,988*

*Deutsche Lufthansa AG and Lufthansa CityLine GmbH

Starting with the financial statements for 2001, the figures for the Passenger Business segment solely comprise the consolidated joint segment result of Lufthansa German Airlines (Deutsche Lufthansa AG) and Lufthansa CityLine as this corresponds to the management of our network activities. The figures for the nine months of last year have been readjusted accordingly.

The deteriorating outlook for the world economy, and especially for the Eurozone and Germany, in the third quarter of this year retarded the recovery of the air travel market. As a result, the numbers of passengers carried between January and September, at 33.1 million, was 7.7 per cent down on the position at the same time last year, even though in the month September more than 4 million passengers were transported for the first time since September 2001. At 67.1 billion revenue passenger-kilometres, the sales volume was likewise 6.2 per cent below the corresponding total in 2001. Even so, the passenger load factor was lifted by 2.0 percentage points to 74.9 per cent. It thus nearly matched the level achieved in the record year 2000 because supply had been reduced by 8.7 per cent to accommodate the shrinking market demand.

The highest figures were recorded in the traffic regions Asia/Pacific and Africa/Middle East. In those two areas passenger numbers rose by 4.5 per cent and 2.4 per cent, respectively, and the sales volume also improved over twelve months by 1.1 per cent and 4.2 per cent. America

and Europe, by contrast, recorded lower traffic data. In the America region 9.4 per cent fewer passengers flew with Lufthansa and the sales volume fell by as much as 10.9 per cent. In Europe the corresponding totals were down by 8.8 per cent (passengers) and 8.0 per cent (sales) compared with the three-quarter stage last year. As in these traffic areas, too, available capacity was cut back, it proved nonetheless possible to achieve higher seat load factors of 80.5 per cent (+3.4 percentage points in America) and 63.4 per cent (+1.0 percentage point in Europe), respectively.

Thanks to the stable yields, traffic revenue contracted by just 3.4 per cent to €7.4bn. The overall revenue of the Passenger Business group totalled €8.0bn, or 3.3 per cent less than the figure recorded at the same stage of last year. After the first six months the shortfall had amounted to 5.5 per cent. Total segment income came to €8.7bn.

Lufthansa's rigorous cost and capacity management strategy reduced total segment expenses by 9.0 per cent to €8.0bn. The cost of materials, which came to €3.8bn, fell by as much as 13.1 per cent or €574m compared with the 2001 figure. Fuel costs showed the biggest decrease owing to lower fuel consumption, the oil price trend and cross-currency changes: they dropped by 23.5 per cent to €793m. Maintenance, repair and overhaul (MRO) costs were likewise pushed down by a significant 10.7 per cent to €828m. Airport fees and air traffic control charges declined by 6.4 per cent to €1.5bn. Staff costs, too, were cut by 3.7 per cent vis-à-vis last year's corresponding figure to €1.4bn thanks to the cost-cutting collective pay agreement and the receding headcount trend. In the first three quarters the Passenger Business group's workforce averaged 33,815 persons, which was 0.5 per cent fewer than in the comparable period of last year.

Between January and September 2002 Lufthansa's passenger business earned a segment result of €661m, a year-on-year increase of 170.9 per cent or €417m. For 2002 as a whole, too, a distinctly better result is expected than in 2001.

12

The capital expenditure of the Passenger Business segment fell by 54.5 per cent to €451m. It was expended primarily on purchases of and advance payments on aircraft. From January to September 2002 Lufthansa commissioned one Airbus A310 while Lufthansa CityLine put four Canadair Jets into service.

In the late summer Lufthansa launched a market campaign of special fares aimed at boosting demand. On domestic day-trips outside the main travelling times, for example, fares were slashed by up to 63 per cent. In order to stimulate the still stagnant European continental traffic market a new flexible pricing concept was introduced. It will apply from the start of the winter flight schedule, initially within Germany and on flights to the United Kingdom and Turkey. Attractive price grades and combinable price modules are designed to lure business travellers and private passengers alike. Here, too, there are price reductions for off-peak flights. This campaign is being accompanied by a discount system which rewards passengers who book their flight online – for example via Lufthansa InfoFlyway. The new fare strategy and the concurrent optimisation of the price schedule on the Internet generated big jumps in the booking figures in recent weeks.

Following last year's capacity reductions, Lufthansa plans to expand its flight schedule in the winter 2002/2003 programme by 13 per cent, which will almost equal the level offered in the winter 2000/2001 timetable. Capacity growth is focused on the intercontinental routes, with an increase of 15 per cent. On the European continent the growth rate amounts to 8 per cent. At the same time we shall closely and continuously monitor demand as well as the yield and cost trends. If necessary we shall cut available capacity at short notice so as not to jeopardise earnings.

Segment Logistics

Lufthansa Cargo AG

		Jan–Sep **2002**	2001
Cargo/mail	thousand tonnes	1,206	*1,231*
Available cargo tonne-kilometres	million	7,937	*8,584*
Revenue cargo tonne-kilometres	million	5,274	*5,268*
Cargo load factor	per cent	66.4	*61.4*
Revenue	€m	1,703	*1,776*
Segment result	€m	78	*6*
– of which from investments accounted for under the equity method	€m	1	*0*
Average number of employees		5,206	*5,444*

Between January and September Lufthansa Cargo transported 1.2 million tonnes of freight and mail, which was 2.0 per cent less than in the same period last year. The sales volume was raised slightly compared with the first nine months of 2001 to 5.3 billion revenue cargo tonne-kilometres (+0.1 per cent). As in the Passenger Business segment, the general economic slowdown prevented a more rapid recovery. An astute capacity management strategy enabled Lufthansa Cargo to increase the cargo load factor by 5.0 percentage points to 66.4 per cent. In the Logistics segment, too, the strongest upturn was recorded in the Asia/Pacific traffic region. The volume of cargo transported there grew by 11.4 per cent, while the sales volume went up by 7.0 per cent. The capacity utilisation rate of 72.8 per cent was likewise the highest level registered in any traffic area.

The development of average yields remained unsatisfactory: traffic revenue fell by 4.7 per cent to €1.7bn. This was due mostly to currency effects and, to a lesser extent, the lower price level. Revenue plus other segment income totalled €1.8bn.

By pursuing a policy of stringent cost management, Lufthansa Cargo was likewise able to curtail segment expenses markedly. It totalled €1.7bn, a year-on-year reduction of 4.6 per cent. Fuel costs sank by 20.5 per cent or €46m to €178m, while chartering expenses decreased by €70m in the wake of the capacity reductions affecting Lufthansa's passenger airlines and the reduced use of third-party aircraft. Lufthansa Cargo succeeded in lowering its overall cost of materials by 10.7 per cent to €1.1bn. Although the average number of

r4

employees contracted by 4.4 per cent, staff costs were only 1.3 per cent down on the year – a consequence of the pay increase for cockpit crews settled in May 2001.

At the three-quarter stage of 2002 Lufthansa Cargo's segment result showed a strong improvement and amounted to €78m (2001: €6m). A high double-digit profit is expected for the full year, despite the continuing absence of an economic upturn.

The Logistics segment's capital expenditure plunged by €116m to just €6m. The investment total at this time last year was still influenced by the fleet expansion programme, which has meanwhile been concluded. This year's capital spending was largely confined to extending the IT infrastructure.

On 22 October the European Commission approved the take-over of Lufthansa Cargo's 25 per cent stake in DHL by Deutsche Post World Net. We anticipate that the deal can be completed before the end of the year. The agreed price is €550m plus a performance warrant of €60m.

The cargo alliance WOW between Lufthansa Cargo, SAS Cargo, Singapore Airlines Cargo and JAL Cargo has developed well. The third joint product "Large and Heavy Express" has been launched on the market at the start of the winter flight timetable. In future the freight carriers' membership of the WOW partnership will also be advertised on the aircraft by the legend "Member of WOW".

On 1 October Lufthansa Cargo introduced differentiated price increases in individual markets.

Segment Maintenance, Repair and Overhaul (MRO)

Lufthansa Technik Group*

		Jan–Sep **2002**	2001
Revenue	€m	1,942	*1,971*
– of which with companies of the Lufthansa Group	€m	901	*1,010*
Segment result	€m	133	*117*
– of which from investments accounted for under the equity method	€m	2	*9*
Average number of employees		13,542	*11,151*

*Figures only partly comparable due to changes in the group of consolidated companies.

The financial figures for the third quarter are not comparable with last year's figures owing to the consolidation of additional companies in the Lufthansa Technik group.

Despite a persistently difficult operating environment, the Lufthansa Technik group again performed well in the third quarter of 2002. Between January and September 2002 the group generated revenue of €1.9bn. Buoyed by changes in the group of consolidated companies, this was only 1.5 per cent less than last year. By contrast, Lufthansa Technik AG itself recorded a marked drop in revenue: revenue generated from the Lufthansa Group's airlines contracted by 13.1 per cent in the wake of the capacity adjustments, while revenue from external customers declined by 9.8 per cent. Despite keen competition from rival aero-engineering firms, 101 new contracts were clinched with a total volume of €195m. After adding other income, the Technik group generated total segment income of €2.0bn.

Judicious capacity management and rigorous cost discipline enabled the Lufthansa Technik group, too, to push down its segment expenses. They amounted to €1.9bn, which was €36m or 1.9 per cent less than last year's comparable total. The cost of materials (including reduced subcontracting) once more contributed the biggest share to the lowered total expenses with a fall of 10.8 per cent. As a result of the newly consolidated companies and the creation of additional jobs at Lufthansa Technik AG (+476 employees), staff costs increased by 17.4 per cent to €539m.

16

In the first nine months of 2002 the Lufthansa Technik group posted a segment result of €133m, which further bettered last year's good result by €16m or 13.7 per cent. Given a recovery of the MRO market and an economically acceptable pay settlement, a continuation of the positive trend is anticipated for the year as a whole.

Segment capital expenditure amounted to €32m, which was almost identical to last year's figure at the three-quarter stage. Investment focused on the procurement of production facilities and computer software.

Together with Lufthansa Systems, Lufthansa Technik further developed computer network structures from the supplier CISCO in the past few months and thus laid the technical foundations for in-flight Internet and a new era of on-board entertainment – "audio on demand". As from 15 January 2003 the new service is to be tested aboard a Lufthansa jumbo jet on the Frankfurt–Washington route.

Segment Catering

LSG Sky Chefs Group*

		Jan–Sep **2002**	2001
Revenue	€m	2,336	*1,612*
– of which with companies of the Lufthansa Group	€m	334	*347*
Segment result	€m	–9	*– 9*
– of which from investments accounted for under the equity method	€m	5	*– 5*
Average number of employees		35,272	*25,162*

**Figures only partly comparable due to changes in the group of consolidated companies.*

The incorporation of the LSG Sky Chefs USA group into the group of consolidated companies as of 1 June 2001 hampers year-on-year comparisons in the Catering segment on both the revenue and expenditure side.

In the Catering segment, too, the recovery process slowed during the past few months as a consequence of the slack macroeconomic momentum. The average monthly revenue is still 15 per cent below the level recorded prior to 11 September 2001. The reasons for this are the fall-off in passenger numbers, the scaling-back of in-flight service by many US airlines and the fierce price pressures. From January to September 2002 the LSG Sky Chefs group generated revenue of €2.3bn. This was 44.9 per cent above the third-quarter figure in 2001 owing to the full-year consolidation of the LSG Sky Chefs Group USA. Adjusted for this effect, revenue would have been €0.1bn or 13 per cent lower than in the corresponding period of 2001.

The enlargement of the group of consolidated companies caused segment expenses to increase by 47.5 per cent. The cost of materials grew more slowly due especially to the reduction of inflight services on domestic flights in the USA; it rose by only 35.4 per cent to €934m. Depreciation and amortisation amounted to €157m, an increase over twelve months of 93.8 per cent, because of the associated goodwill amortisation.

In the first nine months of this year the LSG Sky Chefs group, just as at the stage last year posted a negative segment result of –€9m. Before goodwill amortisation of €72m, the operating result amounted to €63m. For the year as a whole the group is sticking to its goal of showing a break-even segment result.

The segment's capital expenditure of €69m was spent, among other things, on system adjustments, capacity expansions and efficiency-enhancing measures. The segment's investment at the same stage of 2001 had totalled €1.4bn in the wake of the acquisition of the remaining stake in the LSG Sky Chefs USA group on 1 June.

The integration of the two caterers LSG and Sky Chefs USA is going according to plan. The synergy effects achieved through new production methods, the improved procurement and an integrated range of products and services are already having a positive impact. On top of this, a cost-cutting programme was initiated for the divisional functions as part of the integration activities.

(8

Segment Leisure Travel

Thomas Cook AG*

		November 2001 to July 2002	November 2000 to July 2001
Passengers carried	thousand	8,060	*9,008*
Revenue	€m	5,332	*5,047*
Operating result (EBTA)	€m	–160	*– 16*
Average number of employees		26,939	*17,815*

(Financial year: November 1 to October 31)
*Previous year's figures not comparable due to the inclusion of Thomas Cook UK

The inclusion of Thomas Cook UK in the group of consolidated companies of Thomas Cook AG as from April 2001 makes it very hard to compare the first nine months of the 2001/2002 year (1 November 2001 to 31 July 2002) with the same period of the prior business year.

In the third quarter of the 2001/2002 business year (1 May to 31 July) demand for leisure travel products remained unsatisfactory in all major sales markets – especially in Germany – but showed a slight rising tendency. The trend towards short-term booking increased, as a result last-minute business gained importance.

In the first nine months of the business year 2001/2002 the group served 8.1 million holidaymakers, a year-on-year decline of 10 per cent. Excluding Thomas Cook UK, the number of vacationers would have dwindled by 11.8 per cent to 5.3 million. In the previous quarters the shortfall had been significantly larger, at 14.3 and 21.4 per cent, respectively. Including Thomas Cook UK, the revenue generated amounted to €5.3bn (+5.7 per cent), excluding the contribution from the British subsidiary sales would have declined by 9.4 per cent.

In the third quarter the share of journeys booked at short notice with corresponding lower margins increased markedly compared with the previous business year. Nevertheless, the gross yield margin in the third quarter – as in the previous six months – was up on the year. Active management measures trimmed leisure travel input costs noticeably. The gross yield margin was additionally boosted by the fact that the average journey duration lengthened by 0.2 days compared with the prior-year figure to 10.2 days.

The 400 individual projects initiated as part of the Triple T programme not only helped improve the gross yield margin but also led to a considerable lowering of staff costs and other operating expenses. Despite this, Thomas Cook posted a negative operating result (EBTA) of –€160m. The segment result on an equity accounting basis was –€94m (prior year: –€31m).

Measured by tour operator revenue, the level of bookings of Thomas Cook AG at end-August was 9.1 per cent down over twelve months. This represents an improvement of 2 percentage points compared with the position in June. Thus tourist business is showing the first signs of a recovery. In Germany bookings were still 12.4 per cent lower, in the United Kingdom 6.4 per cent down and in western/eastern Europe 3.6 per cent behind. As already reported Thomas Cook anticipates a positive operating result (EBTA) for the full business year. Additionally the annual accounts will be affected by expenses for necessary restructuring measures in the German market. The segment result accounted for under the equity method is anticipated to come to about –€70m.

The implementation of the new group-wide branding strategy is advancing well: from summer 2003 the group will have a single tour operator – Thomas Cook – not only in the UK and Belgium but also in Germany. The task of repainting the group's aircraft fleet in the new Thomas Cook livery will be completed in spring 2003. The redesign of the group's dedicated travel agencies and the extension of the Thomas Cook partner distribution concepts is likewise proceeding apace.

Segment IT Services

Lufthansa Systems Group

		Jan–Sep **2002**	2001
Revenue	€m	347	*339*
– of which with companies of the Lufthansa Group	€m	236	*249*
Segment result	€m	26	*13*
– of which from investments accounted for under the equity method	€m	–	–
Average number of employees		2,134	*1,993*

In the third quarter of 2002 the Lufthansa Systems group once again managed to significantly expand business with non-Lufthansa clients, with external revenue growing by 23.3 per cent to €111m. This more than compensated for the contraction of intra-Group revenue (–5.2 per cent), so that total revenue advanced by 2.4 per cent to €347m.

On the expenses side the cost-saving measures introduced in the fourth quarter of 2001 shaved segment expenses by €1m to €330m. At €22m, the cost of materials fell over twelve months by as much as 4.3 per cent since Lufthansa Systems succeeded in cutting the use of subcontracted personnel and outside services. The reason for this was the build-up of in-house labour capacities, which commenced prior to 11 September 2001; this inflated staff costs by 6.1 per cent vis-à-vis last year to €104m.

In the first nine months of 2002 the Lufthansa Systems group doubled its segment result compared with last year to €26m. A better result is also expected for the full year as Lufthansa Systems both further expands its external business and resolutely continues the cost discipline maintained during the previous months.

Service and Financial Companies*

		Jan–Sep **2002**	2001
Revenue	€m	120	*326*
– of which with companies of the Lufthansa Group	€m	1	*7*
Segment result	€m	181	*152*
– of which from investments accounted for under the equity method	€m	33	*–*
Average number of employees		735	*5,709*

*Figures not comparable due to changes in the group of consolidated companies.

The Service and Financial Companies comprise START AMADEUS GmbH and Lufthansa Commercial Holding GmbH. Last year's nine-month figures include the GlobeGround group, which was included in the consolidated financial statements until 31 July 2001. This leads to major discrepancies in the year-on-year comparison, particularly in the revenue and expenditure items as well as headcount. The GlobeGround group is accounted for at equity up to the sale of the remaining share package in early July of this year and is contained in Lufthansa Commercial Holding's result.

In the period from January to September 2002 the Service and Financial Companies turned in a markedly improved segment result of €181m compared with the corresponding period of 2001 (€152m). It was earned mostly by Lufthansa Commercial Holding, which registered book profits of €99m. This sum includes the capital gain of €74m from the sale of the outstanding 49 per cent of the stock in the GlobeGround group. Added to this is its equity portfolio result of €46m. The full-year result, too, will surpass the 2001 profit.

START AMADEUS recorded a further revenue drop of 13.0 per cent in the third quarter to €120m because of the crisis in the travel industry. Total operating income came to €125m, which was likewise 13.2 per cent less than last year.

22

Operating expenses were held at the 2001 level, totalling €120m. The cost of materials was actually cut by no less than 14.3 per cent to €48m by resorting less to third-party services. Despite the burdens resulting from the insolvency of Qivive GmbH, START AMADEUS posted a positive segment result of €5m; this compares with last year's nine-month result of €24m. The result for 2002 as a whole is currently expected to be slightly below last year's figure.

Dates

20 March 2003	*Press and Analysts' Conference on 2002 result*
14 May 2003	*Release of the Group Report January to March 2003*
18 June 2003	*50th Annual General Meeting in Cologne*
13 August 2003	*Release of the Group Report January to June 2003*
12 November 2003	*Press and Analysts' Conference Release of the Group Report January to September 2003*
25 March 2004	*Press and Analysts' Conference on 2003 result*
16 June 2004	*51st Annual General Meeting in Cologne*

Latest financial information on the Internet:

http://www.lufthansa-financials.com

For further information please contact:

Deutsche Lufthansa AG
Investor Relations

Ulrike Schlosser
Von-Gablenz-Str. 2–6
50679 Köln
Tel.: ++49 221 826-24 44 or ++49 69 696-9 43 56
Fax: ++49 221 826-22 86 or ++49 69 696-9 09 90
e-mail: CGNIRSEK@dlh.de

Ralph Link
Axel Pfeilsticker
Lufthansa Base
60546 Frankfurt/Main
Tel.: ++49 69 696-64 70 or -9 09 97
Fax: ++49 69 696-9 09 90
e-mail: investor.relations@dlh.de

Annual and interim reports are available
via our Internet order service or from:
Deutsche Lufthansa AG, CGN IR
Von-Gablenz-Straße 2–6, 50679 Cologne
Tel.: ++49 221 826-39 92
Fax: ++49 221 826-36 46 or -22 86
e-mail: CGNIRAW@dlh.de

Deutsche Lufthansa Aktiengesellschaft
Registered office: Cologne
Entered in the Commercial
Register of Cologne
District Court under HRB 2168

Member of Dow Jones Sustainability Indexes

Chairman of the Supervisory Board:
Dr. Klaus G. Schlede

Executive Board:
Dipl.-Ing. Dr.-Ing. E. h. Jürgen Weber (Chairman),
Wolfgang Mayrhuber (Deputy Chairman),
Dr. Karl-Ludwig Kley, Stefan Lauer

Printed in the Federal Republic of Germany
CGN IR/02

24